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                       UNIVERSAL SELF CARE, INC.
                         11585 Farmington Road
                        Livonia, Michigan 48150


                                               July 17, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


             Re:  Universal Self Care, Inc.
                  Post-Effective Amendment No. 1 to Form SB-2
                  Registration Statement on Form S-3 Registration Statement and Form S-3 Registration Statement File No. 33-95222 ("Amendment No. 1")
                  Our File No. 20444.010300
                  ------------------------------------------------

Dear Sirs/Madams:

      On July 8, 1997 Universal Self Care, Inc. (the "Company") filed Amendment No. 1 to Registration Statement No. 33-95222 on Form SB-2 (the "Registration Statement") with respect to the registration of shares of its common stock, $.0001 par value (the "Common Stock"), including shares underlying certain convertible securities of the Company. The Company wishes to withdraw Amendment No. 1 pursuant to the provisions of Rule 477. No offer or sale of its Common Stock has been made by the Company pursuant to Amendment No. 1 and Amendment No. 1 has not been declared effective. This withdrawal pertains only to Amendment No. 1 and does not otherwise affect the Registration Statement.

                                Very truly yours,
                                Universal Self Care, Inc.



                                By: /s/ Michael Niles
                                   ---------------------
                                    Michael Niles,
                                    Corporate Controller